sageworks Industry Data

Industry:	312120 - Breweries
Sales Range:	Yearly sales under $1 Million
Data Source:	Private Companies
Location:	All Areas
Prepared On:	6/5/2017

INDUSTRY FINANCIAL DATA AND RATIOS

Average by Year (Number of Financial Statements)

Financial Metric	Last 12 Months (50)	2016 (53)	2015 (95)	Last 5 Years (360)	All Years (527)
Current Ratio	4.47	4.19	3.26	3.16	3.24
Quick Ratio	3.21	2.98	1.92	1.95	1.99
Gross Profit Margin	64.28%	67.38%	60.21%	59.67%	57.85%
Net Profit Margin	-7.05%	-5.04%	-20.70%	-19.27%	-17.14%
Inventory Days	77.75	87.55	86.27	95.12	91.40
Accounts Receivable Days	18.91	15.15	19.63	18.32	20.94
Accounts Payable Days	61.23	56.77	64.50	64.61	66.05
Interest Coverage Ratio	7.12	8.48	4.36	6.02	5.16
Debt-to-Equity Ratio	2.37	1.76	2.61	2.25	2.19
Debt Service Coverage Ratio	6.76	6.65	3.61	4.85	4.81
Return on Equity	5.48%	5.85%	-4.36%	0.70%	1.85%
Return on Assets	-1.86%	-2.38%	-5.09%	-4.64%	-5.38%
Gross Fixed Asset Turnover	1.16	1.17	1.59	1.59	1.71
Sales per Employee	$78,424	$78,424	$73,252	$74,947	$97,425
Profit per Employee	$3,924	$3,924	($2,762)	($1,425)	($1,162)

Growth Metric	Last 12 Months (19)	2016 (18)	2015 (34)	Last 5 Years (114)	All Years (176)
Sales Growth	39.06%	39.26%	28.16%	35.01%	33.65%
Profit Growth	55.33%	38.79%	-13.33%	37.28%	27.06%

INDUSTRY DATA COMMON SIZE

Average by Year (Number of Financial Statements)

Income Statement	Last 12 Months (50)	2016 (53)	2015 (95)	Last 5 Years (360)	All Years (527)
Sales (Income)	100.00%	100.00%	100.00%	100.00%	100.00%
Cost of Sales (COGS)	35.72%	32.62%	39.79%	40.33%	42.15%
Gross Profit	64.28%	67.38%	60.21%	59.67%	57.85%
Depreciation	5.09%	4.71%	8.07%	8.30%	8.00%
Overhead or S,G,& A Expenses	60.48%	61.49%	67.04%	64.44%	61.71%
Payroll	25.39%	25.92%	21.94%	22.08%	21.62%
Rent	8.48%	8.70%	8.55%	8.39%	8.77%
Advertising	3.04%	2.46%	4.20%	3.67%	3.62%
Other Operating Income	0.00%	0.00%	0.00%	0.00%	0.00%
Other Operating Expenses	3.55%	3.90%	3.61%	3.78%	2.98%
Operating Profit	-4.87%	-2.76%	-18.58%	-16.90%	-14.89%
Interest Expense	2.14%	2.24%	1.95%	2.18%	2.07%
Other Income	0.02%	0.02%	0.03%	0.03%	0.04%
Other Expenses	0.06%	0.07%	0.20%	0.22%	0.21%
Net Profit Before Taxes	-7.05%	-5.04%	-20.70%	-19.27%	-17.14%
Adjusted Net Profit Before Taxes	-7.05%	-5.04%	-20.70%	-19.27%	-17.14%
EBITDA	0.18%	1.90%	-10.67%	-8.79%	-7.06%
Taxes Paid	5.72%	5.72%	6.19%	6.32%	6.69%
Net Income	-12.77%	-10.76%	-26.89%	-25.59%	-23.82%

Balance Sheet	Last 12 Months (50)	2016 (53)	2015 (95)	Last 5 Years (360)	All Years (527)
Cash (Bank Funds)	4.84%	5.14%	7.10%	7.97%	8.13%
Accounts Receivable	2.44%	1.70%	1.90%	1.89%	3.14%
Inventory	9.94%	9.09%	12.47%	11.79%	13.37%
Other Current Assets	1.66%	1.67%	0.90%	0.88%	0.88%
Total Current Assets	33.96%	34.78%	36.32%	35.53%	38.17%
Gross Fixed Assets	108.79%	107.27%	105.07%	104.40%	104.15%
Accumulated Depreciation	45.95%	45.61%	45.20%	43.21%	45.33%
Net Fixed Assets	62.83%	61.66%	59.88%	61.19%	58.82%
Other Assets	3.20%	3.56%	3.80%	3.29%	3.00%
Total Assets	100.00%	100.00%	100.00%	100.00%	100.00%
Accounts Payable	2.77%	2.07%	4.61%	3.96%	5.59%

Notes Payable / Current Portion of Long Term Debt	0.71%	0.77%	1.13%	0.90%	1.01%
Other Current Liabilities	6.83%	6.40%	5.48%	5.78%	6.58%
Total Current Liabilities	18.71%	17.24%	19.69%	21.91%	26.06%
Total Long Term Liabilities	66.61%	67.65%	65.60%	68.82%	70.17%
Total Liabilities	85.32%	84.89%	85.29%	90.73%	96.23%
Preferred Stock	0.00%	0.00%	0.00%	0.00%	0.00%
Common Stock	0.51%	0.62%	1.39%	0.84%	0.65%
Additional Paid-in Capital	0.47%	0.48%	0.49%	0.24%	0.24%
Other Stock / Equity	14.82%	17.02%	6.86%	7.19%	7.53%
Ending Retained Earnings	-24.62%	-24.49%	-3.26%	-13.13%	-16.56%
Total Equity	14.68%	15.11%	14.71%	9.27%	3.77%
Total Liabilities + Equity	100.00%	100.00%	100.00%	100.00%	100.00%